May 18, 2012

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for Fiscal Year Ended September 30, 2011
Filed November 23, 2011
Definitive Proxy Statement on Schedule 14A
Filed January 20, 2012
Response dated April 19, 2012
File No. 1-3880

Dear Ms. Ransom:

We have reviewed the Securities and Exchange Commission staff letter of comment dated May 7, 2012 concerning the above-mentioned filings. Below is our response to your comment.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

Annual Cash Incentive, page 26

1.	We note your response to prior comment 3 of our letter dated April 5, 2012. As Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations indicates, if the bonus is reported in the Non-equity Incentive Plan Compensation column, the outcome with respect to the relevant performance target must be substantially uncertain at the time the performance target is established and communicated to the executive. Your disclosure states that “Mr. Smith recommended an additional discretionary amount [for Mr. Bauer] based on his performance in overseeing preparation and control of the financial statements, communications with investors and his role as Treasurer and Principal Financial Officer of the Company.” It does not appear that either your response to our comment or your disclosure indicates whether these subjective targets were pre-established and communicated to the executive and substantially uncertain at the time they were established. Please tell us whether the additional discretionary amount awarded to Mr. Bauer meets these requirements and, if so, explain how. Please also confirm that you will provide such disclosure in future filings. Alternatively, if these requirements were not met, please report such award and similar awards in the bonus column in future filings.

Company response: The discretionary amount included in Mr. Bauer’s payment under National Fuel Gas Company’s (the “Company”) Executive Annual Compensation Incentive Program (“EACIP”) meets the requirements for non-equity incentive plan compensation, as the outcome with respect to the performance measure associated with the discretionary amount was substantially uncertain at the time the performance measure was established and communicated to Mr. Bauer. The subjective performance measure that was a component of Mr. Bauer’s EACIP award was one of six performance measures under the award. All six performance measures were communicated to Mr. Bauer in writing in December 2010, when the award was established. The subjective performance measure read as follows: “Discretionary – 25% of Goal Formula. The level of achievement, from 0% to 200%, shall be determined by the CEO’s subjective determination of individual performance, based on his sole discretion.” The outcome with respect to this performance measure was substantially uncertain at the time the measure was established and communicated to Mr. Bauer, as the outcome could have ranged from a level of achievement of 0% to a level of achievement of 200%. A level of achievement of 0% would have resulted in the discretionary component of Mr. Bauer’s EACIP award equaling $0, while a level of achievement of 200% would have resulted in the discretionary component of his award equaling $60,469 (level of achievement of 200% multiplied by goal weight of 25% multiplied by target incentive of $120,938). The Company disclosed the terms of Mr. Bauer’s EACIP award, including the subjective performance measure, in a Form 8-K filed December 27, 2010.

Item 402 of Regulation S-K does not require any particular level of specificity in the performance measures to be adopted in connection with non-equity incentive plan awards. The subjective performance measure adopted by the Company’s Compensation Committee for Mr. Bauer was designed to encompass all aspects of Mr. Bauer’s work performance, without listing each aspect separately. The Company then cited in its proxy disclosure the particular areas of Mr. Bauer’s responsibilities that figured prominently in the Chief Executive Officer’s subjective determination of Mr. Bauer’s performance, so as to help explain how and why the Company arrived at this particular compensation decision.

The Company will provide, in its future filings, disclosure that makes clear that any subjective performance measure included as a component of an EACIP award is pre-established and communicated to the executive in the same manner as objective performance measures. In addition, the Company will ensure that its disclosure makes clear that the outcome with respect to any subjective performance measure is substantially uncertain at the time the measure is established and communicated to the executive.

If you have any questions on any of our responses, please direct them to me at (716) 857-7344 or by e-mail at camiolok@natfuel.com.

Sincerely,

NATIONAL FUEL GAS COMPANY

By:	/s/ K. M. Camiolo
K. M. Camiolo
Controller and Principal Accounting Officer